SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

July 30, 2004 Voting Results - AGM

The Registrant is pleased to attach NI 51-1-2, Report of Voting Results at its Annual General Meeting held June 8, 2004.

The Registrant currently has 30,971,636 issued and outstanding common shares.

A copy of the Registrant's form NI 51-1-2 is  attached.

2.

Exhibits

2.1

NI 51-1-2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    August 3, 2004

William Meyer

Director and Chairman

Exhibit 2.1

Minco Mining & Metals Corporation

(the “Corporation”)

NI 51-1-2 – Section 11.3

Report of Voting Results

Pursuant to National Instrument 51-102, the Corporation discloses the voting results of the common shareholders at the Annual General Meeting of the Corporation held on June 8, 2004, as follows:

1.

Resolution to fix the board of directors at five (5)  members:

FOR:

11,531,934 shares representing 100%

AGAINST:

0

ABSTAINED:

0

2.

Resolution to elect all director nominees as a group, as named in the management information circular dated April 30, 2004:

Ken Cai

FOR:

11,455,434 shares representing 99.34%

AGAINST:

0

ABSTAINED:

76,500

shares representing .66%

All Other Directors

FOR:

11,454,434 shares representing 99.33%

AGAINST:

0

ABSTAINED:

77,500 shares representing .67%

3.

Resolution to reappoint Ellis Foster, Chartered Accountants, as auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration:

Reappointment

FOR:

11,527,934 shares representing 99.97%

AGAINST:

0

ABSTAINED:

4,000 shares representing .03%

Remuneration

FOR:

11,514,934 shares representing 99.85%

AGAINST:

0

ABSTAINED:

17,000 shares representing .15%

4.

Resolution to propose that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing June 8, 2004 would not exceed 100% of the Company’s issued and outstanding as at June 8, 2004:

FOR:

11,465,438 shares representing 99.42%

AGAINST:

0

ABSTAINED:

66,496 shares representing .58%

5.

Resolution to propose to amend the Company’s Stock Option Plan on the basis set out in the Information Circular dated April 30, 2004:

FOR:

5,751,251 shares representing 96.12%

AGAINST:

232,402 shares representing 3.88%

ABSTAINED:

0

6.

Resolution to propose to grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.

FOR:

11,466,434 shares representing 99.43%

AGAINST:

65,500 shares representing .57%

ABSTAINED:

0

Dated this 30th day of July, 2004.

MINCO MINING & METALS CORPORATION

Per:

“Mar Bergstrom”

        Corporate Secretary